Exhibit 1

VOLUNTARY CONDITIONAL GENERAL OFFER FOR PACIFIC INTERNET LIMITED (“PACNET”) BY CONNECT HOLDINGS LIMITED (THE “OFFEROR”) TO ACQUIRE ALL THE ISSUED ORDINARY SHARES IN THE CAPITAL OF PACNET OTHER THAN THOSE ALREADY HELD BY THE OFFEROR AS AT THE DATE OF THE OFFER - HOLDING ANNOUNCEMENT

Singapore, April 12, 2007 – The Board of Directors of Pacific Internet Limited (“PacNet”) wishes to inform shareholders of PacNet (“Shareholders”) that Connect Holdings Limited (the “Offeror”) has on April 11, 2007 announced that it intends to make a voluntary conditional general offer (the “Offer”) for the shares of PacNet (the “Offer Announcement”). The principal terms of the Offer are as follows:

(1)	The Offeror intends to make the Offer for all the issued ordinary shares in the capital of PacNet (the “PacNet Shares”), other than the PacNet Shares already held as at the date of the Offer by the Offeror, in accordance with Rule 15 of the Singapore Code on Take-overs and Mergers (the “Singapore Code”) and the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and subject to the terms and conditions set out in the offer to purchase (the “Offer to Purchase”) to be issued by the Offeror.

The Offer will be on the following basis:-

For each PacNet Share: US$10.00 net in cash, without interest, less brokerage fees and less any required taxes (“Offer Price”).

(2)	The Offer will be extended, on the same terms and conditions, including the same Offer Price, to:

(a)

all the issued PacNet Shares, including those PacNet Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer (other than PacNet Shares held by the Offeror); and

(b)	all new PacNet Shares unconditionally issued or to be issued pursuant to the valid exercise, prior to final expiration of the Offer, of any options (each, an “Option”) to subscribe for new PacNet Shares granted under the 1999 Share Option Plan (the “PacNet 1999 Share Option Plan”).

Under the rules of the PacNet 1999 Share Option Plan, the Options are not freely transferable by the holders thereof. In view of this restriction, the Offeror will not make an offer to acquire the Options (although for the avoidance of doubt, the Offer will be extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the final expiration of the Offer). The Offeror will, however, in accordance with Rule 19 of the Singapore Code, make an appropriate proposal to the holders of such Options (the “Options Proposal”) when the Offer is made. Details of the Options Proposal will be set out in the Offer to Purchase.

(3)

The Offer will be conditional on the tender of a sufficient number of PacNet Shares such that the Offeror would own more than 50 per cent. (including the PacNet Shares currently held by the Offeror) of the voting rights attributable to the issued share capital of PacNet as at the final expiration of the Offer (including PacNet Shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date of the Offer), in accordance with the requirements of the Singapore Code (the “Minimum Acceptance Condition”); and

(4)	In addition, the Offer will be conditional upon other conditions set out in the Appendix to the Offer Announcement (collectively, and together with the Minimum Acceptance Condition, all the conditions of the Offer are referred to as the “Conditions”). The Offeror has reserved the right to waive in whole or in part or all of the Conditions set out in the Appendix other than the Minimum Acceptance Condition.

A copy of the Offer Announcement is attached to this Announcement.

The Board as yet does not have a position on the Offer. The Board has formed a special committee consisting of three independent directors to consider and to advise the Board with regard to the appointment of an independent financial adviser in connection with the Offer and the recommendation to be made to Shareholders in respect of the Offer. The members of this special committee are Sajjad Akhtar, Stephen Berger and Neil Jones.

The Board of Directors of PacNet will be appointing an independent financial adviser in connection with the Offer. A circular containing the advice of the independent financial adviser and the recommendation of the directors of PacNet who are considered independent for the purposes of evaluating the Offer will be sent to Shareholders within 14 days from the date of despatch of the Offer to Purchase to be issued by the Offeror. In the meantime, Shareholders are advised to refrain from taking any action in relation to their PacNet Shares which may be prejudicial to their interests.

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.

By Order of the Board

Media and Analyst Contacts:
Singapore (Media)
Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Elaine Lim

Managing Director, Citigate Dewe Rogerson iMage

Direct Tel: +65 6530 7100

Mobile: +65 9751 2122

Email: elaine.lim@citigatedrimage.com

Singapore (Investors and Analysts)

Mervin Wang

Senior Manager, Investor Relations

Pacific Internet Limited

Direct Tel: +65 6771 0780

Mobile: +65 9798 6077

Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

A circular (“Circular”) containing, inter alia, the recommendation of the independent directors of the Company in relation to the Offer will be despatched to Shareholders in due course. Shareholders are advised to read the Circular and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular and other documents that the Company intends to file with the U.S. Securities and Exchange Commission (“SEC”) at the SEC's website at www.sec.gov.

Statements made in this announcement with respect to PacNet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.